

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2012

<u>Via E-mail</u>
Glenda Dowie
President
APT Systems, Inc.
16904 76 Street
Edmonton, AB T5Z 3Z9
Canada

> **Re: APT Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 23, 2012**
> **File No. 333-181597**

Dear Ms. Dowie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:
   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:
     - If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please ensure your financial statements and related disclosures meet the updating requirements of Rule 8-08 of Regulation S-X at the time you file your next amendment.

Cover Page

4.   Disclosure in your cover page should comply with Securities Act Rule 421 by using plain English principles in the organization, language, and design. Therefore, please remove the duplicate fee table and disclose that because this is a best-efforts offering, you may not receive any proceeds from this offering.

Summary of Prospectus

General Information about Our Company, page 4

5.   In the second sentence, you state that "APT Systems, Inc. is a software R&D house." In the immediately following sentence and elsewhere in your document, you disclose that you have not launched operations. Please reconcile.

Risk Factors, page 6

6.   Some of your risk factor subheadings appear to merely state a fact about your business. For example and without limitation, the subcaption on page 8 states that "[t]he brokerage software industry is highly competitive." Please revise your headings to reflect the risk that you discuss in the text and ensure that the language in the risk factors apply to your

industry, company, or offering. Please refer to Regulation S-K Item 503(c) and the Updated Staff Legal Bulletin No. 7 (June 7, 1999) beginning on page 11.

7. It appears that you may be considered a shell company under Securities Act Rule 405. Please tell us what consideration you gave to adding a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares.

8. Please add a separate risk factor to highlight that your common stock is not registered under the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under section 15(d) of the Exchange Act, as well of the inapplicability of proxy rules and section 16 of the Exchange Act.

There is no guarantee all of the funds raised…, page 11

9. Please expand your risk factor to highlight and explain the effect on an investor that because there is no minimum offering amount, you may not receive any funds or the funds that you receive may be insufficient to commence operations.

Use of Proceeds, page 12

10. Please confirm that the offering proceeds are presented on a net basis in accordance with the introductory paragraph in Item 504 of Regulation S-K. In this regard, we note the disclosure on page II-1 that you expect to incur $9,600 in issuance and distribution expenses.

11. You state in the first risk factor on page 11 that factors such as increases in certain costs could result in changes to the use of proceeds. Please note that where you reserve the right to change the use of proceeds, you must specifically discuss contingencies and alternatives. Refer to Instruction 7 of Item 504 in Regulation S-K and revise accordingly.

Dilution of the Price You Pay for Your Shares, page 13

12. Please revise to include dilution information assuming 25%, 50%, and 75% of the shares are sold in this offering.

Selling Shareholders, page 14

13. On page II-2, you disclose that the January 31, 2012 offering consisted of 173,000 shares. Please reconcile with the number of shares for that offering that you disclose on page 14.

14. Refer to the penultimate paragraph in this section. Please note that it is inappropriate to qualify the statements you make based on your belief. Revise accordingly.

Description of Securities

2012 Equity Incentive Plan, page 18

15.   Please describe all the material provision of the 2012 Plan, including the "Change of
       Control" provisions in section 8 of exhibit 4.1. Also, tell us which section of the Plan
       provides for the issuance of deferred stock, stock appreciation rights, and other stock-
       based awards.

Description of Business

Executive Summary, page 19

16.   You disclose in the third paragraph that management agreed to advance you money.
       Please disclose the material terms of this agreement and any remedies available to you if
       money is not advanced.

Principal services and their markets, page 19

17.   Please revise the disclosure in this section. For example, you indicate that you will
       "develop and publish custom technical analysis indicators and trading systems both in-
       house and for third parties." However, only on page 24 do you mention that you plan to
       develop "dimensional stock charts" and a "user-friendly charting tool." Your revised
       disclosure should clearly describe the product you intend to develop, including the steps
       that remain in your business plan for you to begin sales within six months of the
       completion of the financing provided by this offering.

Needs Assessment, page 20

18.   Please clarify what you mean by "an information dense interactive display of the
       financial markets," including a description of the specific features that you are
       developing for your products.

Competition, competitive position in the industry and methods of competition, page 20

19.   Please tell us the basis for your statements in the last two sentences of the second
       paragraph. To the extent that you are relying on research reports or other materials,
       please provide us with a copy and clearly mark each source to highlight the applicable
       portion or section containing the material on which you rely.

20.   In the last paragraph, disclose the basis for your statement that you will have no direct
       competitors. It is unclear how you conclude that banks and brokerage houses that

provide the ability to access financial data and conduct trades from smart phones would not affect the demand for your product.

Sources and availability of raw materials and the names of principal suppliers, page 20

21.   Please tell us which provision of exhibit 10.2 provides for Mr. Gagnon to work on a part time basis and disclose in your document the number of hours that Mr. Gagnon is obligated to work on a weekly basis. In this regard, we note your disclosure on page 29 that he will devote 50% of his business time to you.

Government and Industry Regulation, page 21

22.   Please identify and disclose the effects of the regulations that you refer to in this section, in accordance with Item 101(h)(4)(ix) of Regulation S-K.

Management's Discussion and Analysis or Plan of Operations, page 23

General

23.   Your plan of operations discussion appears to be based on the assumption that you will receive $200,000 from the sale of 100% of the shares in this offering.   Please revise your plan of operations disclosures to provide a more detailed discussion of the extent to which you will be able to implement your business plan and describe the individual stages of the plan that you will be able to complete if only 25%, 50% or 75% of the shares are sold in this offering.

Finalize Dimensional Charting Tools (3 months):, page 24

24.   Please disclose what you mean by "SEO" in the penultimate sentence.

Liquidity and Capital Resources, page 25

25.   Revise your liquidity and capital resources discussion to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources, assuming the sale of 25%, 50%, 75% and 100% of the securities in this offering.

Limited operating history; need for additional capital, page 26

26.   Please disclose the number of months that your current cash resources will fund.

Directors, Executive Officers, Promoters and Control Persons

Background Information about our Officers and Directors, page 27

27.   For Glenda Dowie, please disclose her business experience for the past five years,
        including dates and names of any companies where she was employed.

28.   Where you elect to refer to internet addresses, such as in the first paragraph, please note
        your obligations, including the filing obligations, as described in footnote 41 and the
        related text of Release 33-7856 (April 28, 2000).

Section 16(a) Beneficial Ownership Reporting Compliance, page 27

29.   It is unclear how the disclosure in this section is applicable to you as a reporting company
        under Section 15(d) of the Exchange Act. Please advise or revise.

Security Ownership of Certain Beneficial Owners and Management, page 30

30.   Please revise your table to include the options for 2,250,000 shares that you disclose on
        page 28.

Indemnification, page 31

31.   We note your disclosure on page 16 regarding indemnification of selling shareholders.
        Please disclose all material indemnification obligations.

Part II. Information Not Required in Prospectus

Item 14. Indemnification of directors and officers, page II-1

32.   We note the eighth paragraph in exhibit 3.1. Please provide the disclosure required by
        Item 701 of Regulation S-K.

Signatures, page II-4

33.   According to the instructions in Item 17 of Form S-1, a majority of the board of directors
        must sign the registration statement. Further, where a person holds more than one
        position, you must indicate the capacity in which that person signs the registration
        statement. Therefore, please revise to indicate who is signing as a director.

Item 16. Exhibits

Exhibit 5.1

34.   Please submit a revised exhibit 5.1 opining that the shares to be issued by the company *will be, when sold,* validly issued, fully paid, and nonassessable. Refer to Item 601(b)(5)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Kenneth Bart, Esq.
        Bart and Associates LLC